March 22, 2012

VIA EDGAR TRANSMISSION

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

Judiciary Plaza

100 F Street, N.E.

Mail Stop 6010

Washington, D.C. 20549

Re:	SunLink Health Systems, Inc.
Form 10-K for the Fiscal Year Ended June 30, 2011
Filed September 27, 2011
Form 10-Q for the Quarterly Period Ended September 30, 2011
Filed November 10, 2011
File No. 001-12607

Dear Mr. Rosenberg:

We have today electronically filed with the Securities and Exchange commission on behalf of SunLink Health Systems, Inc. (the “Company”) this response to your letter dated March 7, 2012 with respect to your comments on the Company’s Form 10-K for the fiscal year ended June 30, 2011 (the “Form 10-K”) and the Company’s Form 10-Q for the fiscal quarter ended September 30, 2011 (the “Form 10-Q”) pursuant to your review thereof.

Form 10-K for the Fiscal Year Ended June 30, 2011

Note 5. Medicaid Electronic Health Records Incentive Reimbursement Receivable Deferred Revenue- Medicare Electronic Health Records Incentive Reimbursement, page F-14

1.	We note your response to prior comment two. Please disclose the amount of revenue recognized for your June 30, 2011 fiscal year end and quarterly period ended September 30, 2011 for Medicaid and Medicare EHR incentive payments. In addition, please tell us how you determined that no restatement was required for these periods for which you recognized Medicare EHR incentive payments using the Grant Accounting model. Lastly, we continue to believe that your current classification of the incentive payments amounts in “Net Revenues” is inappropriate as these payments do not represent revenue. Please present these payments outside of revenue.

Jim B. Rosenberg

Senior Assistant Chief Accountant

Securities and Exchange Commission

March 22, 2012

SunLink recognized $7,682,000 of Medicare and $1,237,000 of Medicaid EHR incentive reimbursement in the fiscal year ended June 30, 2011 and $1,683,000 of Medicare and $1,315,000 of Medicaid EHR incentive reimbursement during the quarter ended September 30, 2011. The Company will disclose the amount of EHR incentive payments recognized in the Consolidated Statement of Earnings and Loss in future filings.

SunLink followed existing accounting guidance when recognizing the EHR incentive reimbursement for the fiscal year ended June 30, 2011 and the quarter ended September 30, 2011. Accordingly, there was no error and therefore no restatement should be required. During the quarter ended December 31, 2011, SunLink became aware of what it understood to be the Staff’s position on EHR incentive reimbursement accounting for public companies. The Company gained such knowledge from its review of filings of other public companies and the issues analysis paper issued by the Healthcare Financial Management Association in December 2011. In light of what the Company understood were the Staff’s views, the Company elected to apply such interpretation of accounting for the EHR incentive reimbursement for future transactions beginning with the quarter ended December 31, 2011.

To address the additional concerns raised in the Staff’s March 7, 2012 letter, SunLink intends to reclassify the incentive payment income as a line item in the Costs and Expense category of the Consolidated Statement of Earnings and Loss in future filings. SunLink also will reclassify the amounts previously reported as revenue as a line item in the Costs and Expense category of the Consolidated Statement of Earnings and Loss for previously reported periods presented in future filings.

SunLink believes this approach both recognizes that the prior accounting treatment was fully consistent with GAAP, while at the same time addressing the Staff’s views on the preferred accounting methodology.

Closing Comments

If the Staff has any questions concerning this response letter, please contact the undersigned at 404-815-3532 or my partner, Howard E. Turner, at 404-815-3594.

Very truly yours,

/s/ M. Timothy Elder
Smith, Gambrell & Russell, LLP
Attorneys for SunLink Health Systems, Inc.

MTE:fls

cc:	Mark J. Stockslager, SunLink
Robert M. Thornton, SunLink
Howard E. Turner, Esq.

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